UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
As previously disclosed, effective January 1, 2025, Super Group (SGHC) Limited (the “Company”) adopted the U.S. dollar (USD) as its presentation currency, replacing the Euro. The change is intended to enhance comparability with its U.S. listed peers and provide more relevant information to investors.
On May 21, 2025, the Company made available an investor presentation with courtesy supplemental information relating to its quarterly financial results for the years ended December 31, 2024 and December 31, 2023, presented in USD on a basis consistent with its new reporting currency. The supplemental financial information is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.
This supplemental financial information is being provided for informational purposes only and to aid in comparability, has no impact on previously reported consolidated financial statements for any period and does not represent a restatement of previously issued financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 21, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor presentation, dated May 21, 2025.

Exhibit 99.1